SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

BIOENVISION, INC.
(Name of Subject Company)

BIOENVISION, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(including the associated preferred stock purchase rights)
Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100
(CUSIP Number of Common Stock)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881
(617) 570-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2007 and amended by Amendment No. 1 on June 12, 2007, Amendment No. 2 on June 15, 2007, Amendment No. 3 on June 18, 2007, Amendment No. 4 on June 25, 2007, Amendment No. 5 on June 26, 2007, and Amendment No. 6 on July 2, 2007 (the “Schedule 14D-9”) by Bioenvision, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 and this Amendment No. 7 relate to the tender offer (the “Offer”) by Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), as disclosed in a Tender Offer Statement on Schedule TO, dated June 4, 2007 (the “Schedule TO”), filed by the Purchaser and Genzyme, to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company, at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Capitalized terms used, but not otherwise defined, in this Amendment No. 7 shall have the meanings given in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 7, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of such section:

On July 10, 2007, Genzyme and the Purchaser announced that it had completed its Offer to acquire all the issued and outstanding Shares of the Company.  The Offer expired as scheduled at 12:01 a.m. (New York City time) on July 10, 2007.

The depositary for the Offer has advised Genzyme and the Purchaser that, as of 12:01 a.m. (New York City time) on July 10, 2007, approximately 8,706,644 Common Shares and 2,250,000 Series A Preferred Shares had been tendered and not withdrawn from the Offer, representing a total of 15.82% of the 55,035,740 outstanding Common Shares as of June 27, 2007 and 100% of the outstanding Series A Preferred Shares as of June 27, 2007.  Included in these figures are 123,144 Common Shares tendered by notice of guaranteed delivery.  The Purchaser has accepted for payment all Common Shares and Preferred Shares validly tendered during the initial period of the Offer.  The full text of the press release issued by Genzyme and the Purchaser on July 10, 2007 is filed hereto as Exhibit (a)(8) and is incorporated herein by reference.

Item 9.                    Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(8)

Press Release issued by Genzyme on July 10, 2007 (incorporated by reference to Exhibit (a)(5)(S) to Amendment No. 7 of the Schedule TO of Genzyme Corporation and Wichita Bio Corporation, filed with the Securities and Exchange Commission on July 10, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007	BIOENVISION, INC.

	By:	/s/ David P. Luci
David P. Luci
Executive Vice President,
General Counsel and Corporate Secretary